August 16, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Mr. Gordon Scott Venters
President, Chief Executive Officer and Acting Chief Financial Officer
530 North Federal Highway
Fort Lauderdale, Florida 33301

Re: Magic Media Networks, Inc.
Form 10-KSB for the year ended October 31, 2005
Form 10-QSB for the quarter ended January 31, 2006
Commission file #: 000-30800

Dear Mr. Venters:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief